Filed Pursuant to Rule 433

Registration Statement No. 333-222773

Issuer Free Writing Prospectus, dated May 8, 2020

Relating to Preliminary Prospectus Supplement, dated May 8, 2020

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P)*:	Baa3/BBB-
Security Type:	SEC Registered
Securities Offered:	3.750% Senior Notes due 2026 (the “2026 notes”) 4.875% Senior Notes due 2030 (the “2030 notes”)
Trade Date:	May 8, 2020
Settlement Date:	May 12, 2020 (T+2)
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Use of Proceeds:

Flex intends to use the net proceeds from this offering for general corporate purposes, which may include repaying, redeeming or repurchasing outstanding debt, and for working capital, capital expenditures and acquisitions.

3.750% Senior Notes due 2026

Principal Amount:	$425,000,000
Maturity Date:	February 1, 2026
Coupon:	3.750%
Interest Payment Dates:	February 1 and August 1, commencing August 1, 2020
Public Offering Price:	99.617% of the Principal Amount. The public offering price will include accrued interest from May 12, 2020 if settlement occurs after that date.
Net Proceeds (after underwriting discount but before expenses):	$420,822,250
Benchmark Treasury:	UST 0.375% due April 30, 2025
Benchmark Treasury Price/Yield:	100-073/4 / 0.326%
Spread to Benchmark Treasury:	+350 bps
Yield to Maturity:	3.826%
Make-Whole Call:	At any time prior to January 1, 2026, at a discount rate of Treasury plus 50 basis points
Par Call:	On or after January 1, 2026
CUSIP:	33938X AC9
ISIN:	US33938XAC92

4.875% Senior Notes due 2030

Principal Amount:	$325,000,000
Maturity Date:	May 12, 2030
Coupon:	4.875%
Interest Payment Dates:	May 12 and November 12, commencing November 12, 2020
Public Offering Price:	99.562% of the Principal Amount. The public offering price will include accrued interest from May 12, 2020 if settlement occurs after that date.
Net Proceeds (after underwriting discount but before expenses):	$321,464,000
Benchmark Treasury:	UST 1.500% due February 15, 2030
Benchmark Treasury Price/Yield:	107-23 / 0.681%
Spread to Benchmark Treasury:	+425 bps
Yield to Maturity:	4.931%
Make-Whole Call:	At any time prior to February 12, 2030, at a discount rate of Treasury plus 50 basis points
Par Call:	On or after February 12, 2030
CUSIP:	33938X AB1
ISIN:	US33938X AB10
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
BNP Paribas Securities Corp.
HSBC Securities (USA) Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.
UniCredit Capital Markets LLC
U.S. Bancorp Investments, Inc.

Co-Managers:	Academy Securities, Inc.
Standard Chartered Bank
Banco Bradesco BBI S.A.
Deutsche Bank Securities Inc.
ICBC Standard Bank Plc
Loop Capital Markets LLC
Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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